MIRANDA GOLD CORP.

Suite 1410 – 800 West Pender Street

Vancouver, B.C.

V6C 2V6

June 20, 2006	TSX Venture Exchange Symbol: MAD

Frankfurt and Berlin Stock Exchange Symbol: MRG

NASD OTC Bulletin Board Exchange Symbol: MRDDF

  Tel: (604) 689-1659

  Fax: (604) 689-1722

 Email: mad@mirandagold.com

 Website: www.mirandagold.com

JV Partner now drilling Redlich project

Miranda Gold Corp. (“Miranda”) is pleased to announce that Newcrest Resources Inc. began its third campaign of drilling at Miranda’s Redlich project on June 15, 2006.  Redlich is the first of six joint venture-funded drill programs that are expected to be conducted on Miranda’s properties in 2006.

Newcrest’s drill program will have an initial phase of 15 reverse circulation drill holes totaling approximately 10,000 feet focused on better defining and extending known mineralization. The program should be completed in approximately six to eight weeks with assay results requiring an additional two to four weeks.  A second phase of drilling planned for later in 2006 will focus on outlying targets but timing will depend on other Newcrest project scheduling.

The Redlich project is located in Esmeralda County along the Walker Lane structural corridor. The Redlich prospect is an upper-level, low-sulfidation epithermal system with a geologic setting similar to other Walker Lane precious metal systems.  Boulders and cobbles of high-grade, well-banded quartz vein material have been noted in surface exposures of Tertiary gravels. The banded quartz is found over an area of approximately 100 acres but the source of this mineralization is unknown. The Redlich project presents the potential to discover both high-grade banded quartz veins and bulk tonnage stockwork mineralization.

Newcrest completed a first-phase drill program in the end of October 2004 that included 19 holes (R29 through R47) for a total of 11,094 feet of reverse circulation drilling. The highlights of this drilling included high-grade intercepts of 5 feet of 1.35 ounces gold per ton in R43, and 15 feet of 0.330 ounce gold per ton in R45.  Hole R43 is especially significant in that it intersected a vein approximately 3,000 feet from previously known occurrences.  In addition to these high-grade intercepts, one hole drilled a low-grade intercept of 190 feet of 0.020 ounce gold per ton.

During the summer of 2005, Newcrest completed an additional 26 reverse circulation drill holes (R48 through R74) for a total of 16,145 feet.  This phase of drilling continued testing high-grade gold mineralization and vein continuity in the Redlich fault zone as well as offsetting mineralization in Newcrest drill hole R43. Of particular interest in this round of drilling is an intercept of 1.945 ounce gold per ton over 5 feet.  Notably this intercept includes thinly banded texture within a quartz vein and is significantly deeper than previous high-grade intercepts reported by Newcrest in 2004.

Drill results have not established continuity of the high-grade gold mineralization within the Redlich fault zone but the 2005 results suggest the existence of multiple northwest fault strands of gold mineralization within silica replacements and discontinuous veins over 100 feet to 200 feet of strike length.

Newcrest can earn a 65% interest in the Redlich Property by paying Miranda US$165,000 in stages and completing a work commitment of US$575,000, expendable in stages to January 23, 2008, with a minimum work commitment of US$200,000 per year thereafter until US$1.8 million has been expended by 2012.  A joint venture will be formed upon completion of the earn-in commitments and on completion of a pre-feasibility study.  Newcrest can earn an additional 10% interest by completing a positive feasibility study, and up to an 80% interest, at Miranda’s election, by providing half of Miranda’s portion of the development costs.

This release has been reviewed and approved by Company President and CEO Ken Cunningham (M.Sc. and Registered Professional Geologist), a "qualified person" as that term is defined in National Instrument 43-101.

Miranda Gold Corp. is a gold exploration company active in Nevada focused on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Newcrest Resources Inc., Barrick Gold Exploration Inc., Agnico-Eagle (USA) Ltd., the Cortez Joint Venture, the Buckhorn Joint Venture and Golden Aria Corp.

For more information visit the Company’s web site at www.mirandagold.com.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information contact:  Fiona Grant 604-689-1659

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.